

UNITED STATES
[SECURITI]ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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[ANN]UAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49107

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Links Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 East 57th Street
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Todd Morley — (212) 644-2876
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

LINKS SECURITIES LLC

TABLE OF CONTENTS

This report contains (check all applicable boxes): **Page**

AFFIRMATION

We, Jonathan Todd Morley and Robert C. Holmén, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Links Securities LLC, for the year ended December 31, 2001, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified as that of a customer.



Jonathan Todd Morley
Chief Executive Officer



Robert C. Holmén
Chief Financial Officer

Sworn and subscribed to before me this
26th day of February, 2002.
STATE OF NEW YORK
COUNTY OF NEW YORK



MEENA M. GULATI
Notary Public, State of New York
No. 01GU5015872
Qualified in New York County
Commission Expires August 2, 2005

LINKS SECURITIES LLC
(SEC I.D. No. 8-49107)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2001
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****


SEC MAIL
RECEIVED
PROCESSING
MAR 0 4 2002
316
SECTION

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Board of Directors
Links Securities LLC

We have audited the accompanying statement of financial condition of Links Securities LLC (the "Company") (a wholly owned subsidiary of Links Holdings LLC) as of December 31, 2001 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of Links Securities LLC at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

February 25, 2002

LINKS SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 1,502,313
Receivables:	
Fees	427,000
Clearing organization	442,454
Affiliates - net of allowance of $200,000	328,873
Non-marketable securities owned	2,253,300
Furniture, fixtures and leasehold improvements - at cost less accumulated depreciation and amortization of $217,905	268,182
Goodwill	21,289,580
Other assets	76,394
TOTAL ASSETS	$ 26,588,096

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES:	
Accrued expenses and other liabilities	$ 1,370,723
MEMBER'S CAPITAL	25,217,373
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 26,588,096

See notes to statement of financial condition.

1. GENERAL

Basis of Presentation – Links Securities LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and the National Association of Security Dealers, Inc. (the "NASD"). The Company is a wholly-owned subsidiary of Links Holdings LLC (the "Parent") which is majority-owned subsidiary of The Guggenheim Group LLC ("Guggenheim").

Effective October 1, 2001, Guggenheim acquired 99.5% of the Parent for $25,000,000 in stock and other consideration totaling $27,586,000. This transaction resulted in an excess of purchase price over fair value of net assets acquired of approximately $28,386,000, which was allocated entirely to goodwill. Management has determined that $21,289,580 of the resulting goodwill should be pushed down to the books of the Company.

The Company is engaged in securities brokerage which comprises of several classes of services, including agency transactions and investment banking. Additionally, the Company owns and operates a website to provide news, data and commentary relating to private equity investing to qualified investors and professionals. In addition to the Company's website, the Company also operates a website relating to hedge fund investing for a third-party for which it receives a fee to cover expenses. The Company expects to earn fees related to the sale of hedge fund interests from the site.

Pursuant to an agreement between the Company and ABN AMRO Inc. ("ABN"), all securities transactions of the Company are cleared through ABN, and its customers are introduced and cleared on a fully disclosed basis.

2. SIGNIFICANT ACCOUNTING POLICIES

Statement of Cash Flows – For purposes of this statement, cash and cash equivalents consist of cash and highly liquid investments not held for resale with maturities, when purchased, of three months or less.

Use of Estimates – The financial statements are presented in accordance with accounting principles generally accepted in the United States of America and prevailing industry practices, both of which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2001, as well as the reported amounts of revenues and expenses during the year then ended. Estimates, by their nature, are based on judgement and available information. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ materially from those estimates.

Furniture, Fixtures and Leasehold Improvements – Furniture, fixtures and leasehold improvements are reported at historical cost, net of accumulated depreciation and amortization. Depreciation is computed using the straight-line method over estimated useful lives of the assets ranging from 4 to 5 years. Leasehold improvements are amortized over the lesser of the estimated useful life of the improvement or the remaining term of the lease.

Fair Value of Financial Instruments – Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts which approximate fair value.

Investment Banking – Underwriting revenues are recorded when services for the transaction are substantially complete. Transaction-related expenses are deferred and later expensed to match revenue recognition.

Goodwill – Goodwill, which was recognized as a result of the acquisition of the Parent by the Guggenheim has been recorded in accordance with SFAS 141.

Accounting Pronouncement – In September 2000, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 140, *Accounting for the Transfer and Servicing of Financial Assets and Extinguishment of Liabilities – a replacement of FASB Statement No. 125*. SFAS No. 140 is effective for transfers and extinguishments of liabilities occurring after March 31, 2001 and is effective for disclosures about securitizations and collateral and for recognition and reclassification of collateral for fiscal years ending after December 15, 2000. Adoption of the provisions of SFAS No. 140 did not have a material effect on the Company's financial statements.

In June 2001, the FASB issued SFAS No. 141, *Business Combinations*. SFAS No. 141 requires all business combinations be accounted for using the purchase method. This Statement also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. The acquisition of the Parent by Guggenheim is accounted for in accordance with the provisions of SFAS No. 141.

In June 2001, the FASB issued SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 142 no longer permits the amortization of goodwill and indefinite-lived intangible assets. Instead, these assets must be reviewed annually (or more frequently under certain conditions) for impairment in accordance with this statement. Intangible assets that do not have indefinite lives will continue to be amortized over their useful lives and reviewed for impairment. The Company has adopted the provisions of SFAS No. 142, as of October 1, 2001 (the date of acquisition by Guggenheim), and the full impact of the adoption is yet to be determined.

3. NON-MARKETABLE SECURITIES

Non-marketable securities owned include preference shares for which there is no market on a securities exchange and no independent publicly quoted market price and warrants in the NASDAQ Stock Market, Inc.

Non-marketable securities owned are recorded at cost, which approximates fair value, or managements best estimate of fair market value based on discounted expected future cash flows and relevant market data. At December 31, 2001, these securities had estimated fair market values of:

Preference shares	$ 2,250,000
Warrants	3,300
	$ 2,253,300

4. RELATED PARTY TRANSACTIONS

The Company occupies space leased by the Parent. The Parent contributes this space to the Company.

Receivable from Affiliates represent the uncollected fees charged to Links Mortgage Capital LLC ("LMC") for the Company acting as LMC's broker and to Hedgefund.net and Guggenheim for reimbursement of expenses.

5. COMMITMENTS AND CONTINGENCIES

The Company has operating leases for equipment with remaining terms ranging from one to three years.

At December 31, 2001, minimum future operating lease payments were as follows:

Years ending December 31,	Amount
2002	$ 40,218
2003	26,867
2004	15,364
Total	$ 82,449

In the normal course of its business, the Company is subject to inquiries and audits by various regulatory authorities. As a regulated entity, the Company may be subject to disciplinary actions as a result of current or future examinations which could have a material adverse effect on the Company's financial position, results of operations or liquidity over and above any previously accrued amounts.

6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

Customer Activities – Customer securities transactions are cleared through ABN on a fully-disclosed basis. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations. As a result, the Company's exposure to credit risk can be directly impacted by volatile trading markets, which may impair the customers' ability to satisfy their obligations.

The agreement between the Company and ABN provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to control the risk associated with nonperformance by monitoring all customer activity and reviewing information it receives from ABN on a daily basis. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of customers and counterparties with which it conducts business.

7. INCOME TAXES

The Company is a single member LLC and is thus a disregarded entity under Federal treasury regulations. The Company solely does business in New York City and has no physical presence in any other location. New York State and New York City recognize the federal entity classification of a single member LLC as a disregarded entity and generally follow its resulting tax consequences. As such, no provision for federal, state, and local income taxes is required as its member is responsible for reporting income or loss, based on its share of the Company's income or expenses, under applicable income tax jurisdictions.

8. REGULATORY REQUIREMENTS

As a registered broker-dealer the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001 the Company's regulatory net capital of $574,044 exceeded the minimum requirement by $474,044. The Company's net capital ratio was 2.39 to 1.

9. 401(k) PLAN

The Company has a 401(k) plan (the "Plan") covering all employees. The Company pays all administrative fees relating to the Plan.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com


Deloitte
& Touche

February 25, 2002

Links Securities LLC
135 East 57th Street
New York, NY 10022

In planning and performing our audit of the financial statements of Links Securities LLC (the "Company") for the year ended December 31, 2001, on which we have issued our report dated February 25, 2002, we considered its internal control, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP